January 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-261414) of Legacy Education Alliance, Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Wednesday, January 12, 2022, at 10:30 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (239) 542-0643 with any questions regarding this matter.

Very truly yours,

LEGACY EDUCATION ALLIANCE, INC.

By:	/s/ Barry Kostiner
Name:	Barry Kostiner
Title:	Interim Chief Executive Officer

1490 NE Pine Island Rd. Suite 5D

Cape Coral, FL 33909

(239) 542-0643